SECURITIES AND EXeCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 1, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd. (the "Company") hereby announces that on May 31, 2012, Environmental Energy Resources (Israel) Ltd. (a subsidiary of the Company; "EER") entered into an agreement with a third party located in the U.S. (the "US Company"), for the initial planning and the supply of EER technology of Plasma-Gasification-Melting Waste-To-Energy (the “Framework Agreement") in plants (the “Facilities”) located in five states in the U.S. and such other territories as may be agreed between EER and the US Company ("Territories"). The Framework Agreement replaces a previously signed letter of intent, which is considered null and void.

Under the terms of the Framework Agreement, EER shall produce (directly or with a designated engineering company) a Preliminary Engineering Design Study for a Facility in one of the five states (the “Study” and the "First Project”, respectively), the cost of which shall not exceed US$2.6 million and shall be borne and paid by the US Company, and the parties shall cooperate in advancing the First Project as a municipal solid waste project.

The US Company shall be responsible for obtaining and maintaining all requisite permits, approvals and licenses from any relevant authority in order to establish and operate the First Project and any additional Facility and to provide any technical and financial data required in connection therewith. The US Company will use its best commercial efforts to obtain and secure agreements in principal for providing financing to the First Project (the amount of financing required for the First Project is currently estimated at US$ 215 million), enter into lease/purchase agreements for the real estate on which the First Project will be erected, prepare and file all relevant requests and enter into Waste Contracts, Power Takeoff Agreements and an Interconnection Agreement.

The Framework Agreement provides that the US Company and EER will enter into a purchase agreement for the PGM Processing Chamber for the First Project. As the final price of the PGM Processing Chamber for the First Project will only be determined following the detailed planning phase, the parties agreed that in case it varies considerably from the estimated price, the parties shall mutually assess the financial impact on the First Project.

The US Company and EER will also enter into a royalty bearing license agreement for the use of the PGM Technology in the First Project and shall further enter into services agreement. The royalty rate shall equal 2% - 3.25% of revenues generated from tipping fees and certain electricity sales of the First Project.

In addition, the US Company shall pay to EER for each Facility a development services fee. The development services fee for the First Project will be in an amount not to exceed US$ 5.4 million (representing 4% of the First Project equipment and civil works cost estimate).

Under the Framework Agreement, each of EER and the US Company has granted the other certain exclusivity rights (subject to some exceptions) with respect to the Territories.

In addition, EER has agreed to invest US$400,000 in the US Company in consideration of equity in the US Company (which shall constitute 1.9% of the US Company fully-diluted capital) and all other commitments of the US Company under the Framework Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Sandelson
Name: Ofer Sandelson
Title: Chief Executive Officer

Date: June 1, 2012